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Easily invest in rental homes.

Buy shares of rental properties, earn passive income, and let Arrived take care of the rest.

Browse Properties See how it works

Rental Income
$14,630
Appreciation
$15,349
Year 1 Year 2 Year 3 Year 4 Year 5

We're built for people who want to invest in rental homes, but don't want to buy a whole home or deal with the operational headaches.

A Better Way To Invest In Rental Homes

Passive Income

Start earning rental income and receive payments quarterly.

Capital Appreciation

Receive your share of appreciation when homes you invest in are sold.

No Operational Responsibility

Arrived is responsible for managing the property so investors don't have to.

Tax Advantages

Take advantage of tax breaks and favorable deductions associated with real estate investing.

Low Minimum Investment

Start investing in real estate without large down payments with our low $100 minimum.

Flexibility

Access the most lucrative markets without being tied down to the city you live in.

Interested in learning more about our benefits? Learn More





HOW IT WORKS

Investing In Real Estate Has Never Been Easier

1	2	3	4
Browse Homes Browse Arrived homes, each pre-vetted for their investment potential.	**Reserve Shares**	**Sign & Invest**	**Earn Income**

Interested in learning more about our process? Learn More

We're On A Mission

Our mission is to make real estate investing accessible to millions of people.

Residential real estate has been the best long-run investment in modern history[1], but potential operational headaches and larger upfront financial commitments prevent many people from participating.

Through this mission, we believe we can help people achieve financial independence to support the lives they want to live.

1 - The Rate of Return on Everything, 1870–2015 (2019 Research Study)
The first key finding is that residential real estate, not equity, has been the best long-run investment over the course of modern history. Although returns on housing and equities are similar, the volatility of housing returns is substantially lower, as Table II shows. Returns on the two asset classes are in the same ballpark—around 7%—but the standard deviation of housing returns is substantially smaller than that of equities (10% for housing versus 22% for equities). Predictably, with thinner tails, the compounded return (using the geometric average) is vastly better for housing than for equities—6.6% for housing versus 4.7% for equities. This finding appears to contradict one of the basic tenets of modern valuation models: higher risks should come with higher rewards.

Arrived.

999 3rd Ave
Seattle, WA 98104
(206) 659-7920
support@arrivedhomes.com

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Important Information

Arrived Homes, LLC (the "Company") intends to sponsor a securities offering pursuant to Regulation A under the Securities Act of 1933. The Company is now "testing the waters" to gauge market demand and it is under no obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection with the information that is now being provided, and if money is sent in response, it will not be accepted. No offer to buy our securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A has been filed with and qualified by the Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the Form 1-A qualification date. A person's indication of interest involves no obligation or commitment of any kind.

